

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 2, 2007

Via Mail and Fax

Michael L. Campbell
Chief Executive Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

      RE: Regal Entertainment Group
              Form 10-K: For the Year Ended December 28, 2006
              File Number: 001-31315

Dear Mr. Campbell:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 28, 2006

Item 1. Business, page 4
Marketing and Advertising, page 13

1. Please tell us and disclose in the notes to the financial statements your accounting
    policy in regard to the frequent moviegoer loyalty program.

Management Information Systems, page 14

2. Please tell us and disclose in the notes to the financial statements your accounting
    policy in regard to costs capitalized for management information systems. Disclose
    the most significant systems for which costs are capitalized and associated amounts
    for more transparency.

Market for the Registrant's Common Equity, page 23

3. Please revise here and in the Liquidity and Capital Resources section of MD&A to
    disclose that you have paid dividends in excess of net income and free cash flow in
    each of the last three fiscal years. Also, indicate whether you currently expect that
    comparable cash dividends will continue to be paid in the future and, if so, how such
    dividends in excess of free cash flow are expected to be funded. Refer to Item
    201(C)(2) of Regulation S-K for guidance.

Item 7. Management's Discussion and Analysis …, page 25
EBITDA, page 36

4. We note your use of EBITDA as a performance measure because you believe it to be
    an industry comparative measure prior to the payment of interest and taxes. In this
    regard, it appears that the GAAP measure operating income sufficiently serves this
    purpose. Therefore, please tell us and expand your disclosure to fully and clearly
    demonstrate the substantive reasons specific to you why this measure is useful to
    investors for this purpose and the meaningfulness of each adjusting item. For
    example, explain why you believe it is useful for investors to disregard the costs of
    depreciation and amortization on some facilities and equipment (even though certain
    property is still being paid for currently under capital leases), while it is not useful to
    disregard other facilities and equipment costs that result from operating leases (even
    though certain of these rental costs are non-cash as a result of straight-lining of rental
    expense). Your disclosure should address the five points indicated in Question 8 in
    the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures" dated June 13, 2003. Also refer to Question 9 of the FAQ for further
    guidance.

5. With regard to your presentation of EBITDA as a liquidity measure, please explain
    why you believe it is useful to investors to disregard changes in working capital,

payments for interest and taxes, and payments for necessary capital expenditures, all of which affect liquidity but are eliminated by this measure. If still deemed useful, limit disclosure in this context to the Liquidity and Capital Resources section with a reconciliation solely to operating cash flows to avoid confusion as to its use. Please note that Item 10(e) of Regulation S-K does not permit the disclosure of a non-GAAP financial measure if the burden of demonstrating its usefulness is not met. Alternatively, discontinue disclosing EBITDA in your Forms 10-K and 10-Q.

Liquidity and Capital Resources, page 39

6. You state that your balance sheet is likely to reflect a working capital deficit because your current liabilities generally include items that will become due within twelve months. The fact that your current liabilities include current liabilities is not, in and of itself, the cause of a working capital deficiency. Rather, it appears the working capital deficit is the result of your use of cash from operations and borrowings to fund dividends in excess of free cash flow and to service interest on your borrowings. Please revise as appropriate.

Critical Accounting Estimates, page 46

7. Please expand your disclosure to identify the most significant judgments and estimates applied in purchase accounting and those that are most sensitive to change.

8. Additionally, in regard to film cost expense and payable, please disclose the elements for which amounts estimated may differ from amounts incurred and reasons for such differences.

Item 8. Financial Statements and Supplementary Data, page 50
Consolidated Statements of Income, page 54

9. Please present your equity in earnings of joint venture, exclusive of amounts associated with former employee compensation, outside of "income from operations," or explain to us why your presentation is appropriate. Refer to Rule 5-03.13 of Regulation S-X for guidance. Additionally, it appears amounts associated with former employee compensation should be included in operating expenses. If you disagree on this last point, please explain to us the basis for your presentation.

Notes to Consolidated Financial Statements, page 58

10. Please disclose the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method pursuant to Rule 4-08(e)(2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page 59
Leases, page 60

11. Please tell us and disclose the reasons why you believe the exercise of lease renewal options are not reasonably assured at inception of leases such that the lease term is only for the initial base term.

12. Please explain to us your consideration of FAS 143 in regard to recording a retirement obligation for improvements made to leased properties upon lease termination.

13. Please tell us and expand your disclosure to disclose the accounting for rental costs incurred during construction periods for operating leases pursuant to FSP 13-1. Additionally, for rentals incurred during construction periods for both operating and capital leases, tell us and clearly disclose when commencement of the associated lease term occurs.

Note 4. Formation of National Cinemedia, LLC, page 66

14. Please explain to us why the accounting for your severance plan initiated upon the formation of National Cinemedia is proper. It appears the severance plan was a special termination benefit in which the liability and related charge should have been fully recorded in accordance with FAS 88 or FAS 146, as appropriate, with subsequent adjustment to the liability based on the future employment status of the affected employees of National CineMedia.

Note 5. Debt Obligations, page 69

15. Please explain to us your consideration of paragraphs 11 and 12 of FAS 150 in regard to the convertible note hedge issued in connection with the issuance of the convertible senior notes. This appears to be a forward purchase contract that may be an obligation to issue a variable number of shares because it is based on the ultimate number of shares issued to a note holder upon conversion.

16. We note the parent company is a holding company with no operations of its own and is dependent on the earnings of subsidiaries to service its debt and pay dividends. We further note the amended credit facility of Regal Cinemas contains limitations that restrict its ability to fund the activities of the parent. In view of these, please tell us your consideration of including the disclosures pursuant to Rule 4-08(e)(3) of Regulation S-X and condensed financial information of the parent pursuant to Schedule I in Rule 5-04 of Regulation S-X.

Note 8. Litigation and Contingencies, page 78

17. We note from the exhibits listing that you have employment agreements with four of your executives. To the extent material, please disclose the significant terms of these agreements, related contingencies and amounts, and periods over which related payments are to be made at the latest balance sheet date presented.

Schedule II – Valuation and Qualifying Accounts

18. Please include this schedule pursuant to Rule 5-04 of Regulation S-X in regard to allowances for doubtful accounts associated with receivables and valuation allowance associated with deferred income tax assets, or explain to us why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Amy E. Miles, Executive Vice President, Chief Financial Officer and Treasurer